About the Fund Advisor

"Thomas White research team members view themselves as being at the epicenter of a powerful and exciting period of transition  and growth worldwide. The firm’s continued expansion in intellectual capital will enable us to maintain our position as one of the leaders in global equity research"

Thomas S. White, Jr.

The Funds are managed by Thomas White International, Ltd., with offices in Chicago, Illinois and Bangalore, India. Founded in 1992 by former Morgan Stanley Asset Management managing director, Thomas S. White Jr., the firm is a research-driven investment manager and independent research provider. It seeks to deliver superior performance by identifying undervalued securities in the U.S. and nearly 45 other markets around the globe. The organization’s investment decisions rely solely on proprietary analysis using industry-based stock selection methods that have been carefully refined and tested over several decades. Thomas White’s unique analytical approach limits overall portfolio volatility and downside risk while delivering strong long-term investment returns.

The professionals at Thomas White International believe that countries around the world have entered an exciting transition period driven by the widespread adoption of market-driven economic policies. This implies a growing global convergence of business and capital markets that, despite many bumps in the road over the coming decades, will lead to sharp improvements in the standard of living for all humanity.

In short, our goal is to capture the associated investment benefits of globalization for our clients.

You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

Thomas White American Opportunities FundTicker:  TWAOX

The Thomas White American Opportunities Fund primarily invests in equity securities of mid-size U.S. companies. The Fund may also invest in equity securities of smaller and larger size U.S. companies.

Fund Manager Commentary

September 30, 2010

U.S. domestic equity prices recovered strongly during the third quarter of 2010, after the previous quarter’s correction. Though concerns about the economic outlook persisted, investor sentiment improved after the Federal Reserve reconfirmed its commitment to introducing additional quantitative easing programs to support the recovery. Increased merger and acquisition activity during the quarter, fueled by record cash holdings in corporate balance sheets and very low borrowing costs, also helped equity price gains. Blue chips led the recovery, which gathered steam towards the end of the quarter, but trading volumes were relatively low.

The Thomas White American Opportunities Fund returned +12.4% for the quarter ended September 30, 2010, compared to the  benchmark Russell Midcap Index, which returned +13.3%. The Fund returned +16.3%, -6.2%, +0.1% and +5.4% for the trailing one-, three-, five- and ten-year periods, respectively, while the benchmark returned +17.5%, -4.2%, +2.6% and +4.9% for the same periods.

A number of key indicators sustained the modest pace of growth from the previous quarters, and helped reduce concerns about another economic downturn. Retail sales continue to grow, though some of the recent gains were because of aggressive sales promotions and seasonal factors such as back to school shopping. Due to the renewed uncertainties in the labor market, discretionary spending is more restrained and consumers seem to be focusing their purchases on necessities that are attractively priced. However, the recent drop in the consumer confidence index indicates that the outlook for consumer spending has become more tentative.

Though the rate of growth has slowed and inventory levels are rising again, the manufacturing sector continues to expand, while the services sector grew at a better-than-expected pace in September. External trade is being helped by the weaker U.S. dollar and strong overseas demand for capital goods, especially from China and other emerging economies. The farm sector, though only a small part of the economy, is benefiting from the strong external demand and buoyant prices for agricultural commodities like corn, soybeans, and cotton. Domestic firms with healthy balance sheets are going ahead with acquisitions, despite higher asset valuations, suggesting improved business confidence. Businesses are also taking advantage of extra-low borrowing costs, and are coming out with new bond issues to finance acquisitions, retire costlier debt, and even for repurchasing stock.

Portfolio Review

The Thomas White American Opportunities Fund underperformed the benchmark index during the third quarter of 2010. However, the Fund continues to lead the benchmark in annualized returns over the 10-year period. Portfolio turnover was relatively low during the quarter as we believe the Fund is well positioned in terms of sector exposure.

The American Opportunities Fund’s industrial and capital goods holdings benefited from the sustained strength in industrial demand. They included specialty chemicals maker Lubrizol Corp. (+32.0%), industrial equipment manufacturer Parker Hannfin Corp. (+26.3%) and power management company Eaton Corp. (+26.1%). A positive outlook for technology spending helped the portfolio’s holdings such as peripherals manufacturer Lexmark International Inc. (+35.1%) and software services provider DST Systems Inc. (+24.1%). Auto component manufacturer Wabco Holdings Inc. (+33.2%) reflected the continued recovery in the automobile sector. Manufacturer of recreation vehicles Thor Industries, Inc. (+40.6%) and ocean cruise line operator Royal Caribbean Cruises Ltd. (+38.5%) also added value during the quarter.

After leading the equity market recovery since last year, banking and financial services sectors lagged during the third quarter. The portfolio’s financial sector holdings, such as insurance holding company Stancorp Financial Group, Inc. (-6.3%) and regional bank holding company BOK Financial Corp. (-4.9%), lost value. Though energy prices held steady during the quarter, select energy holdings including oil exploration and contract drilling company Unit Corp. (-8.1%) and oil refiner Valero Energy Corp. (-2.6%) underperformed during the period. Concerns about slower earnings growth because of rising material costs and increasing competition hit processed foods producer ConAgra Foods Inc. (-5.9%). Business communication services provider Level 3 Communications Inc. (-14.0%), paper and packaging materials manufacturer International Paper Co. (-3.9%), and construction services provider The Shaw Group Inc. (-1.9%) were among the other portfolio holdings which lost value during the quarter.

U.S. Domestic Outlook

As economic activity has moderated and inflation remains well below the long term average, it appears likely that the Federal Reserve will make its monetary policy even more accommodative in the near term. With the target fed rate close to zero, the scope for traditional policy tools is limited. Hence, the Fed will likely re-introduce the quantitative easing programs, which were withdrawn earlier this year after the economic recovery gained strength. It has already been announced that proceeds from maturing securities in the Fed’s mortgage portfolio will be reinvested and it is expected that the direct purchase of treasuries by the Fed will soon resume. These measures are likely to ease financial market conditions even further, in addition to renewed weakening of the dollar, which will benefit exports.

However, on the downside, very low borrowing costs could lead to higher leveraging and excessive risk taking in the economy, in our opinion. Though corporate defaults are currently very low, some of the financially weaker firms, which are increasing their leverage now, may face difficulties when the business cycle starts trending down. Additionally, increased input costs due to higher commodity prices and costlier imports could restrict earnings and add to the stress.

We believe the slow labor market recovery remains the most significant challenge for the economy. After showing signs of improvement during the first half of this year, the labor market has shed some of the gains in recent months and the number of part-time workers has increased. Despite the earnings improvement in recent quarters, businesses remain hesitant to hire because of  uncertain demand outlook. In the absence of job additions, discretionary consumer spending continues to be restricted and housing sector activity has softened, despite record low mortgage rates. Until there is a more robust labor market recovery, the high unemployment rate will likely limit income levels and could constrain aggregate consumer demand.

We take this opportunity to thank you for the continued trust you have held in the Thomas White American Opportunities Fund. Despite the lingering economic uncertainties, we at Thomas White remain confident that equities will deliver superior long term returns relative to other asset classes.

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You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

THOMAS S. WHITE, JR.
The Funds’ President
and Portfolio Manager

Thomas White is the Chairman and President of Thomas White International, Ltd. which he founded in 1992. As Chief Investment Officer, he heads the firm’s Investment Team, which is comprised of four senior analysts who confirm all portfolio decisions.

Mr. White has over 40 years of investment experience, commencing in 1966 when he began his career at Goldman Sachs after graduating from Duke University. He was an officer of Lehman Brothers and Blyth Eastman Dillon. As Managing Director of Morgan Stanley, Mr. White was the CIO for the institutional value style portfolios and funds at Morgan Stanley Asset Management for 14 years.

Mr. White, as head of the firm’s Global Investment Team, is responsible for the management of the firm’s domestic, international and global portfolios. The Investment Team is supported by the firm’s security analysts in the U.S. and Asia who produce investment research covering over 4,000 companies in 48 countries around the world.

You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

Thomas White American Opportunities FundTicker:  TWAOX

Growth of a $10,000 Investment since Inception

The above chart presents performance in terms of an initial $10,000 investment in the Fund, assuming all dividends reinvested, and various benchmarks as of September 30, 2010. The cumulative return since inception was +93.23% for the Fund and +121.62% for the Russell Midcap Index. The one-year return for the Fund was +16.28%. The Fund’s average annual total return was +5.85%.

Performance data quoted represents past performance and is no guarantee of future results. Assumes reinvestment of all distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be higher or lower than the original cost. Current performance may be higher or lower due to market volatility.

The Advisor has entered into an expense reimbursement agreement to reimburse the American Opportunities Fund to the extent that the Fund’s operating expenses exceed 0.35% of the Fund’s average daily net assets. Operating expenses include, without limitation, any fees or expenses incurred during the course of the ordinary operations of the Fund (other than the Management Fee), but shall exclude interest, taxes, brokerage commissions, litigation, indemnification or any extraordinary expenses (as determined under generally accepted accounting principles) not incurred in the ordinary course of the Fund’s business. The expense reimbursement agreement expires February 28, 2011 and automatically renews for one-year terms unless the Advisor provides written notice to Fund at least 30 days prior to the expiration date. The expense reimbursement agreement may only be amended or terminated by the Fund’s Board.

Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000 Index. These represent approximately 25% of the total market capitalization of the Russell 1000 Index. All indices are unmanaged and returns assume the reinvestment of dividends. Investors cannot invest directly in the indices, although they can invest in their underlying securities.

Fund Strategy

The American Opportunities Fund primarily invests in undervalued U.S. securities. The portfolio will emphasize mid-cap stocks whose market capitalizations range between $2 and $15 billion. The fund can also have a significant amount of large-cap and small-cap stocks.
		CUSIP: Benchmark:	543917306 Russell Midcap Index

Inception Date:	03/04/1999
Portfolio Manager:	Thomas S. White, Jr.	Minimum Initial Investment:	Non-Retirement Plan $2500 Retirement Plan $1000
Fund Assets:	$20.92 million (as of September 30, 2010)	Sales charge:	None. A no load fund

Fund Price:	$12.58 (November 17, 2010)	Redemption Fee:	0 - 60 days: 2.00% More than 60 days: 0.00%
		Fees and Expenses:	Gross Annual Operating Expenses : 1.74% Net Annual Operating Expenses: 1.35%

Performance

Average Annual Returns as of September 30, 2010
	YTD	1Yr	3Yrs	5Yrs	10Yrs	Since Inception	Gross Operating Expenses	Net Operating Expenses
American Opportunities Fund	9.67%	16.28%	-6.18%	0.09%	5.36%	5.85%	1.74%	1.35%
Russell Midcap Index	10.97%	17.54%	-4.16%	2.60%	4.86%	7.11%	-----	----

Fund Rankings

Morningstar® RatingsTM as of September 30, 2010

Morningstar® Category: Mid-Cap Blend

Overall	3-year	5-year	10-year
out of 371 funds	out of 371 funds	out of 306 funds	out of 163 funds

The Overall Morningstar Rating for Thomas White American Opportunities Fund is derived from a weighted average of the performance figures associated with its three-, five- and ten-year (if applicable) Morningstar Rating metrics. Ratings are relative to a peer group and do not necessarily mean that the fund had high total returns. Past performance is no guarantee of future results.

For each fund with at least a three-year history, Morningstar calculates a Morningstar RatingTM based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund’s monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.)

Thomas White American Opportunities Fund was rated against the following numbers of U.S.-domiciled Mid-Cap Blend funds over the following time periods: 371 funds in the last three years, 306 funds in the last five years and, 163 funds in the last 10 years. With respect to these Mid-Cap Blend funds, Thomas White American Opportunities Fund received a Morningstar Rating of three stars, three stars and, four stars for the three-, five- and, ten-year periods, respectively.

Copyright 2010, Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Lipper® Rankings as of September 30, 2010

Lipper® Category: Mid-Cap Core

1-year	5-year	10-year
109 out of 404 funds	208 out of 274 funds	36 out of 138 funds

Lipper Rankings represent the funds’ ranking within its Lipper asset class peer group and are based on total return performance and do not reflect the effect of sales charges. Lipper fund data for all time periods shown as of September 30, 2010. Although a fund may outperform peers when compared to Lipper peer groups, the returns for that time period may still be negative. Rankings shown include management fees and are provided by Lipper Inc., a leading independent performance analysis service. This information is provided for educational purposes only and should not be considered investment advice. Lipper ratings are not intended to predict future results, and Lipper does not guarantee the accuracy of this information. Past performance is no guarantee of future results.

Copyright 2010, Reuters, All Rights Reserved.

Reports and Publications

Summary Prospectus (3/10)
Prospectus
Statement of Additional Information (3/10)
Application
Semi-Annual Report (4/10)
Annual Report

You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

Portfolio Review
September 30, 2010
Top Ten Holdings

Security	Sector	Weight
Assurant Inc	Insurance	2.89%
Oil States International Inc	Energy	2.76%
Yum! Brands Inc	Services	2.29%
Realty Income Corp	Financial Diversified	2.23%
Murphy Oil Corp	Energy	2.16%
Reynolds American Inc	Consumer Staple	2.16%
Virgin Media	Communications	2.05%
Ventas Inc	Financial Diversified	1.96%
Eaton Corp	Industrial	1.95%
W.W. Granger Inc	Services	1.88%

All data as on September 30, 2010

You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

Annual Report

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You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

Investing with us

Fund Information and Forms

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IRA Transfer Application

IRA Custodial Contract

Tax Information

2009 Tax Guide

2009 Fund Dividend and Foreign Tax Credit Info

Most Recent Shareholder Report

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General Fund Information

Download Thomas White International Fund Summary Prospectus	Download Thomas White American Opportunities Fund Summary Prospectus
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Download Prospectus for Emerging Markets Fund	Download Statement of Additional Information for International Fund and American Opportunities Fund
Download Statement of Additional Information for Emerging Markets Fund

Shareholder Reports

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Archives

You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

Contact Us

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Suite 3900,
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Email : fundinfo@thomaswhite.com
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Thomas White Emerging Markets FundTicker: TWEMX

The Emerging Markets Fund invests at least 80% of its net assets in securities of companies located in or whose businesses are closely associated with the world’s emerging markets countries. Up to 20% of the Fund assets may be invested in frontier markets as well as developed markets.

Fund Manager Commentary

September 30, 2010

Emerging market equity returns were exceptionally strong for the third quarter of 2010, as the superior growth outlook for these economies continue to attract sustained capital inflows. Allaying earlier concerns about a slowdown in economic activity after the withdrawal of their local fiscal stimulus measures, several emerging economies are now expanding at nearly the same rate as they did before the global financial crisis. Asian emerging markets underperformed during the quarter, though the economic growth outlook for the region is more robust than the rest of the world, while Latin America and Emerging Europe led the uptrend.

In the third quarter of 2010, its first full quarter of operation, we are pleased to report that the Thomas White Emerging Markets Fund returned +20.5%, outperforming the benchmark MSCI Emerging Markets Index, which returned +18.0%. Since its inception on June 28, 2010, the Fund has returned +17.8% versus +14.4% for the benchmark.

The large emerging economies, especially China, India, and Brazil, have remained remarkably vigorous even after the withdrawal of fiscal and monetary stimulus measures introduced after the global downturn. While the early stages of their recovery was driven by external demand, with the exception of India, domestic demand in most of the large emerging market countries has seen sustained growth this year. Helped by rising income levels and low borrowing costs, demand growth for consumer durables and services has yet to see signs of a slowdown in the large emerging economies. In recent months, this has led to a steady rise in import volumes to these countries, including China. Capital investments for capacity additions and new infrastructure have also seen sustained growth in most of the larger emerging market countries.

Reflecting the increased significance and scale of emerging market businesses, the bulk of global mergers and acquisitions transactions announced in 2010 have involved companies from the emerging countries. While global corporations continue to seek entry into new and emerging markets that offer better growth potential, an increasing number of companies from the large emerging economies are actively pursuing overseas acquisitions to achieve scale and gain access to technology. Attractively low capital costs, due to low interest rates and improved equity valuations, are also encouraging companies to pursue large acquisitions. New share and bond issues from emerging market companies increased substantially during the quarter and included a large share sale from the leading Brazilian energy producer, Petrobras. The improved sovereign credit ratings of several emerging countries and the increased maturities on offerings are also facilitating this trend.

Portfolio Review

During the review period, Chinese automaker Dongfeng Motor Group Co. Ltd. (+73.6%) added the greatest value in the Fund’s portfolio on the strength of robust auto sales in its domestic market. Polish copper miner KGHM Polska Miedz S.A. (+54.5%) and Russian steel maker Severstal OAO (+51.0%) outperformed as commodity prices recovered on improved demand outlook. Thai commercial bank Krung Thai Bank PCL (+44.2%) and Chilean lender Banco Santander Chile (+43.9%) added value as credit growth remains strong in their domestic markets and regulatory risks have eased.

Chinese engine and heavy-duty vehicles manufacturer Weichai Power Co., Ltd. (+62.0%) and Korean petrochemicals firm Honam Petrochemical Corp. (+51.5%) reflected the robust demand for industrial products and materials in their major markets.

Chinese equities were relatively subdued during the quarter, on concerns of slower demand growth in select sectors due to policy tightening by the government. Among the Fund’s Chinese holdings, independent power producer China Resources Power Holdings Co., Ltd. (-5.7%) and communication services provider China Mobile Ltd. (+2.0%) underperformed. Chinese banking holdings, including Bank of Communications Co., Ltd. (+1.6%) and Bank of China Ltd. (+2.9%) were affected by doubts about the sustainability of domestic credit growth. Though energy prices were stable during the review period, large oil producers Petroleo Brasileiro S.A. (+5.7%) and China Petroleum & Chemical Corporation (+8.7%) yielded less than the portfolio mean.

Emerging Markets Outlook

The substantial revival in capital inflows to emerging markets since last year has pushed up their currencies, and has led to apprehensions about erosion of export competitiveness. As several emerging economies are heavily reliant on export revenues, governments are becoming increasingly concerned about currency overvaluation. They have stepped up policy initiatives to stem further currency appreciation and most central banks in emerging countries are actively intervening in the currency markets. To slow capital inflows, Brazil and Thailand have recently introduced additional taxes or have increased existing taxes on foreign investments.

However, it is likely that investment inflows to emerging economies will continue as long as they sustain relatively better economic growth rates. As the capital requirements of emerging market companies grow even larger, the volume of international bond and share issues by these companies will also likely increase. Several emerging economies are now facing increasing inflationary risks and benchmark interest rates are on the rise, while interest rates in the developed countries remain at record lows. We believe the unusually loose monetary policy conditions in the developed world, and the prospect of further quantitative easing, will likely widen the interest rate differentials even more. These trends could sustain fund flows to the emerging markets in the future and keep their currencies relatively overvalued. In our opinion, further currency appreciation would likely slow export growth while higher interest rates would restrict domestic demand growth in several large emerging economies.

We at Thomas White remain confident that equities will deliver superior long term returns relative to other asset classes and believe that investing in emerging markets has become an essential part of a diversified global investment strategy. The Thomas White Emerging Markets Fund is designed to offer exposure to emerging markets using the same investment research and portfolio construction principles that Thomas White International has developed over the past 18 years. We welcome our initial shareholders and look forward to building a long-term investing relationship.

You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

THOMAS S. WHITE, JR.
The Funds’ President
and Portfolio Manager

Thomas White is the Chairman and President of Thomas White International, Ltd. which he founded in 1992. As Chief Investment Officer, he heads the firm’s Investment Team, which is comprised of four senior analysts who confirm all portfolio decisions.

Mr. White has over 40 years of investment experience, commencing in 1966 when he began his career at Goldman Sachs after graduating from Duke University. He was an officer of Lehman Brothers and Blyth Eastman Dillon. As Managing Director of Morgan Stanley, Mr. White was the CIO for the institutional value style portfolios and funds at Morgan Stanley Asset Management for 14 years.

Mr. White, as head of the firm’s Global Investment Team, is responsible for the management of the firm’s domestic, international and global portfolios. The Investment Team is supported by the firm’s security analysts in the United States and Asia who produce investment research covering over 4,000 companies in 48 countries around the world.

You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

Portfolio Review

September 30, 2010

Top Ten Holdings

Security	Country	Sector
Vale SA ADR	Brazil	Metals
Petroleo Brasileiro ADR	Brazil	Energy
Dongfeng Motor Group Co Ltd-H	China	Consumer Durables
ICICI Bank Ltd ADR	India	Banking
HDFC Bank Ltd ADR	India	Banking
Samsung Electronics Co Ltd	Korea	Technology
Itausa-Investimentos Itau	Brazil	Banking
Severstal	Russia	Metals
Banco Santander –Chile ADR	Chile	Banking
Anhui Conch Cement Co Ltd-H	China	Building

Regional Asset Allocation	Portfolio Sector Weightings

All data as on September 30, 2010

You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

Growth of a $10,000 Investment since Inception

The above chart presents performance in terms of an initial $10,000 investment in the Fund, assuming all dividends reinvested, and various benchmarks as of September 30, 2010. The cumulative return since inception was +17.80% for the Fund and +14.42% for the MSCI Emerging Markets Index.

Performance data quoted represents past performance and is no guarantee of future results. Assumes reinvestment of all distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be higher or lower than the original cost. Current performance may be higher or lower due to market volatility.

The Advisor has entered into a fee deferral/expense reimbursement agreement to defer its fees and/or reimburse the Emerging Markets Fund to the extent that the Fund’s operating expenses exceed 1.50% of the Fund’s average daily net assets. Operating expenses include, without limitation, any fees or expenses incurred during the course of the ordinary operations of the Fund, but shall exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, litigation, indemnification or any extraordinary expenses (as determined under generally accepted accounting principles) not incurred in the ordinary course of the Fund’s business. As a result, the “Net Operating Expenses” after fee deferral and/or expense reimbursement shown above may be higher than 1.50% of the Fund’s average daily net assets due to such excluded items. The fee deferral/expense reimbursement agreement expires February 28, 2012. The Fund has agreed to repay the Advisor for amounts deferred or reimbursed by the Advisor pursuant to the agreement provided that such repayment does not cause the Fund to exceed the above limit and the repayment is made within three years after the year in which the Advisor incurred the expense. The fee deferral/expense reimbursement agreement may only be amended or terminated by the Fund’s Board of Trustees.

The MSCI Emerging Markets Index is a free float-adjusted market capitalization index that is designed to measure equity market performance of emerging markets. As of May 27, 2010 the MSCI Emerging Markets Index consisted of the following 21 emerging market country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, and Turkey. All indices are unmanaged and returns assume the reinvestment of dividends. The Emerging Markets Fund also assumes the reinvestment of dividends and capital gains distributions. Investors cannot invest directly in the indices, although they can invest in their underlying securities.

The Emerging Markets Fund invests at least 80% of its net assets in securities of companies located in or whose businesses are closely associated with the world’s emerging markets countries. The Fund may invest up to 20% of its net assets in securities of companies in other less developed countries, sometimes known as “frontier market” countries, as well as developed market countries, including the U.S.
		Fund Price: CUSIP: Benchmark:	$12.26 (November 18, 2010) 543917405 MSCI Emerging Markets Index

Inception Date:	06/28/2010
Portfolio Manager:	Thomas S. White, Jr.	Minimum Initial Investment:	Non-Retirement Plan $2500 Retirement Plan $1000
Fund Assets:	27.43 million (as of September 30, 2010)	Sales charge:	None. A no load fund

		Redemption Fee:	0 - 60 days: 2.00% More than 60 days: 0.00%
		Fees and Expenses:	Gross Annual Operating Expenses: 1.58% Net Annual Operating Expenses: 1.50%

Performance

Average Annual Returns as of September 30, 2010

	3-Month	1Yr	3Yrs	5Yrs	10Yrs	Since Inception	Gross Operating Expenses	Net Operating Expenses
TW Emerging Markets Fund	20.45%	NA	NA	NA	NA	17.80%	1.58%	1.50%
MSCI Emerging Markets Index	18.03%	NA	NA	NA	NA	14.42%	-----	----

Fund Rankings

Rankings are typically available only for Funds with minimum performance history of three years. The Thomas White Emerging Markets Fund was launched on June 28, 2010.

Reports and Publications

Summary Prospectus	Prospectus	Statement of Additional	Application
Information

Semi-Annual Report (4/10)	Annual Report (10/09)

You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

FOR IMMEDIATE RELEASE:

Thomas White Funds Announces Launch of the Thomas White Emerging Markets Fund

Chicago, June 28, 2010: Thomas White Funds today announced the launch of the Thomas White Emerging Markets Fund (Ticker: TWEMX). The new no-load fund, managed by Thomas White International, Ltd., invests in securities of companies located in or whose businesses are closely associated with the world’s emerging market countries.

Empowering the InvestorSM

The Thomas White Emerging Markets Fund’s objective is to achieve long-term capital growth for its investors by actively seeking investment opportunities in some of the fastest expanding economies in the world. The Fund will leverage Thomas White International’s extensive in-house research capabilities and long-term expertise in global investing to identify undervalued firms which have superior earnings power and balance sheet strength. The Fund manager now covers more than 2,000 equity securities across 45 markets worldwide.

Thomas S. White Jr., a former Morgan Stanley Managing Director, is President and Chairman of Thomas White International, and will serve as the new Fund’s portfolio manager. He commented, “The Thomas White Emerging Markets Fund will bring our expertise in international equity research to investors seeking to increase their portfolio exposure to emerging markets. As global economic power gradually shifts to large emerging economies like China, India, and Brazil, we believe firms in these markets will likely enjoy better growth opportunities over the next several years and decades.”

Capturing Value WorldwideSM

The Thomas White Emerging Markets Fund will complement the other no-load funds managed by Thomas White International. The Thomas White American Opportunities Fund (Ticker: TWAOX) invests in equity securities of mid-size U.S. companies. The Thomas White International Fund (Ticker: TWDDX), which invests in equity securities of companies located in the world’s developed countries outside the U.S., received two Lipper Awards in 2008, ranking #1 out of 89 funds in the International Multi-Cap Value category for the 3-year period ended December 31, 2007 and ranking #1 out of 39 funds for the 10-year period ended December 31, 2007. The Lipper Fund Awards are presented annually by Lipper, a leading global mutual fund rating and research firm*.

To invest in the Thomas White Funds, please call 1-800-811-0535 or for more information, please visit www.thomaswhite.com

Contact:

Stathy M. White
Executive Vice President
Communications and Fund Marketing
312-663-8543

About Thomas White International

Founded in 1992 by former Morgan Stanley Asset Management managing director, Thomas S. White Jr., THOMAS WHITE INTERNATIONAL is a research-driven investment manager and independent research provider. The firm seeks to deliver superior performance by identifying undervalued securities in 45 markets around the globe, including the U.S. The organization’s investment decisions rely solely on proprietary analysis using industry-based stock selection methods that have been carefully refined and tested over several decades. Thomas White’s unique analytical approach limits overall portfolio volatility and downside risk while delivering strong long-term investment returns.

Thomas White International’s research approach combines the subjective rules of traditional securities analysis with a quantitative approach. To help determine a company’s fair value, Thomas White compares the stock to its industry peers within the context of one of 68 tailor-made valuation frameworks developed over the firm’s 30-year history.

More about Thomas White International

Past performance is no guarantee of future results. Investors should carefully consider the investment objectives, risks, charges and expenses of the Thomas White Funds before investing. This and other important information is contained in each Fund’s prospectus, which can be obtained by calling the Thomas White Funds at (800) 811-0535 or by visiting the Fund’s website at www.thomaswhite.com. Investing in international and emerging markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. Read the prospectus carefully before investing.

* As of December 31, 2009, the Thomas White International Fund ranked 44 out of 130 funds, 2 out of 71 funds, and 9 out of 45 funds in Lipper International Multi-Cap Value Funds category for the 1-, 5-, and 10-year periods respectively.

The awards program highlights funds that have excelled in delivering consistently strong risk-adjusted performance, relative to peers. The awards are awarded to funds in 21 countries in Asia, Europe and the United States. Rankings do not take sales charges into account and are based on total return, net of expenses and includes reinvested dividends. Lipper scores for Consistent Return reflect funds’ historical risk-adjusted returns, measured in local currency, relative to peers. Funds registered for sale in a given country are selected and then scores for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios. These calculations span equity, mixed asset and bond funds. A fund must have had at least 36 months of performance history as of the end of the evaluation year.

Fees and Expenses

Annual fund operating expenses are charges paid when shareholders buy and hold shares of a Fund. A Fund’s expenses are subtracted daily and are therefore factored into the share price as reported; expenses are not charged directly to shareholder accounts.

The Funds are no load, so there are no sales charges or loads of any kind, but they do impose a 2% redemption fee, payable to the Funds, on most shares purchased and held less than sixty days. This is intended to benefit long term shareholders of the Funds, as short-term trading in the Funds increases transaction costs and can have a negative impact on the Funds’ performance.

Shareholder Fees

(paid directly from an investment)

	Redemption Fee (as a percentage of amount redeemed, if applicable)
	0 – 60 days	More than 60 days
American Opportunities Fund	2%	0%
International Fund	2%	0%
Emerging Markets Fund	2%	0%

Annual Fund Operating Expenses

(deducted from Fund assets)

	Management Fee	Other Expenses	Total Fund Operating Expenses	Less Reimbursements/ Deferral	Net Operating Expenses*
American Opportunities Fund	1.00%	0.74%	1.74%	0.39%	1.35%*

International Fund	1.00%	0.46%	1.46%	0.06%	1.40%

Emerging Markets Fund	1.00%	0.58%#	1.58%	0.08%	1.50.%+

#Other Expenses shown above are based on estimated amounts for the Emerging Market Fund’s initial fiscal year

*The Advisor has entered into an expense reimbursement agreement to reimburse the American Opportunities Fund to the extent that the Fund’s operating expenses exceed 1.35% of the Fund’s average daily net assets. Operating expenses include, without limitation, any fees or expenses incurred during the course of the ordinary operations of the Fund (other than the Management Fee), but shall exclude interest, taxes, brokerage commissions, litigation, indemnification or any extraordinary expenses (as determined under generally accepted accounting principles) not incurred in the ordinary course of the Fund’s business. The expense reimbursement agreement expires February 28, 2011 and automatically renews for one-year terms unless the Advisor provides written notice to Fund at least 30 days prior to the expiration date. The expense reimbursement agreement may only be amended or terminated by the Fund’s Board.

@The Advisor has entered into a fee waiver/expense reimbursement agreement to reimburse the International Fund to the extent that the Fund’s operating expenses exceed 1.40% of the Fund’s average daily net assets. Operating expenses include, without limitation, any fees or expenses incurred during the course of the ordinary operations of the Fund, but shall exclude interest, taxes, brokerage commissions, litigation, indemnification or any extraordinary expenses (as determined under generally accepted accounting principles) not incurred in the ordinary course of the Fund’s business. The fee waiver/expense reimbursement agreement expires February 28, 2011. The Fund has agreed to repay the Advisor for amounts waived or reimbursed by the Advisor pursuant to the agreement provided that such repayment does not cause the Fund to exceed the above limit and the repayment is made within three years after the year in which the Advisor incurred the expense. The fee waiver/expense reimbursement agreement may only be amended or terminated by the Fund’s Board of Trustees.

+The Advisor has entered into a fee deferral/expense reimbursement agreement to defer its fees and/or reimburse the Emerging Markets Fund to the extent that the Fund’s operating expenses exceed 1.50% of the Fund’s average daily net assets. Operating expenses include, without limitation, any fees or expenses incurred during the course of the ordinary operations of the Fund, but shall exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, litigation, indemnification or any extraordinary expenses (as determined under generally accepted accounting principles) not incurred in the ordinary course of the Fund’s business. As a result, the “Net Operating Expenses” after fee deferral and/or expense reimbursement shown above may be higher than 1.5% of the Fund’s average daily net assets due to such excluded items. The fee deferral/expense reimbursement agreement expires February 28, 2012. The Fund has agreed to repay the Advisor for amounts deferred or reimbursed by the Advisor pursuant to the agreement provided that such repayment does not cause the Fund to exceed the above limit and the repayment is made within three years after the year in which the Advisor incurred the expense. The fee deferral/expense reimbursement agreement may only be amended or terminated by the Fund’s Board of Trustees.

Cost Comparison Examples

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions you costs would be:

	1 Year	3 Years	5 Years	10 Years

American Opportunities Fund	$137	$510	$907	$2,019
International Fund	$143	$456	$792	$1,741
Emerging Markets Fund	$153	$419	NA	NA

These examples illustrate the effect of expenses and are intended to help you compare the costs of investing in the Funds with the costs of investing in other mutual funds. The examples are not meant to suggest actual or expected cost or returns, all of which may vary.

You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

Thomas White American Opportunities Fund ("TWAOX") Announces Dividend

From:  Thomas White International, Ltd.
Telephone:  U.S. +1 800-342-5236

Chicago, Illinois, October 28, 2009.Thomas White American Opportunities Fund (NYSE: TWAOX) today announced its annual dividend from net investment income of $0.1226 per share, payable on October 28, 2009 to shareholders of record on October 27, 2009 (Ex-Dividend Date: October 28, 2009).

About Thomas White International

Founded in 1992 by former Morgan Stanley Asset Management Managing Director, Thomas S. White, Jr., Thomas White International is a research –driven investment firm that seeks superior performance by searching for undervalued stocks in some fifty markets around the world. Thomas White analysts in the U.S. and Asia monitor over 5000 global equities. The company’ style has been heavily influenced by Sir John Templeton, who began a close working relationship with Mr. White in 1976.

For more information, please call U.S. +1 800-342-5236 ® or visit www.thomaswhite.com

Thomas White International Fund (“TWWDX”) Announces Dividend

From:  Thomas White International, Ltd.

Telephone:  U.S. +1 800-342-5236

Chicago, Illinois, October 28, 2009. Thomas White International Fund (NYSE: TWWDX) today announced its annual dividend from net investment income of $0.1929 per share, payable on October 28, 2009 to shareholders of record on October 27, 2009 (Ex-Dividend Date: October 28, 2009).

About Thomas White International

Founded in 1992 by former Morgan Stanley Asset Management Managing Director, Thomas S. White, Jr., Thomas White International is a research –driven investment firm that seeks superior performance by searching for undervalued stocks in some fifty markets around the world. Thomas White analysts in the U.S. and Asia monitor over 5000 global equities. The company’s investment style has been heavily influenced by Sir John Templeton, who began a close working relationship with Mr. White in 1976.

For more information, please call U.S. +1 800-342-5236 ® or visit www.thomaswhite.com

Thomas White American Opportunities Fund ("TWAOX") Announces Dividend

From:  Thomas White International, Ltd.

Telephone:  U.S. +1 800-342-5236

Chicago, Illinois, October 27, 2010. The Thomas White American Opportunities Fund (NYSE: TWAOX) today announced its annual dividend from net investment income of $0.0904 per share, payable on October 27, 2010 to shareholders of record on October 26, 2010 (Ex-Dividend Date: October 27, 2010).

About Thomas White International

Founded in 1992 by former Morgan Stanley Asset Management Managing Director, Thomas S. White, Jr., Thomas White International is a research –driven investment firm that seeks superior performance by searching for undervalued stocks in some fifty markets around the world. Thomas White analysts in the U.S. and Asia monitor over 5000 global equities. The company’s investment style has been heavily influenced by Sir John Templeton, who began a close working relationship with Mr. White in 1976.

For more information, please call U.S. +1 800-342-5236 ® or visit www.thomaswhite.com

FOR IMMEDIATE RELEASE:

Thomas White Emerging Markets Fund (“TWEMX”) Announces Dividend

From:  Thomas White International, Ltd.

Telephone:  U.S. +1 800-342-5236

Chicago, Illinois, October 27, 2010. The Thomas White Emerging Markets Fund (NYSE: TWEMX) today announced its annual dividend from net investment income of $0.0209 per share, payable on October 27, 2010 to shareholders of record on October 26, 2010 (Ex-Dividend Date: October 27, 2010).

About Thomas White International

Founded in 1992 by former Morgan Stanley Asset Management Managing Director, Thomas S. White, Jr., Thomas White International is a research –driven investment firm that seeks superior performance by searching for undervalued stocks in some fifty markets around the world. Thomas White analysts in the U.S. and Asia monitor over 5000 global equities. The company’s investment style has been heavily influenced by Sir John Templeton, who began a close working relationship with Mr. White in 1976.

For more information, please call U.S. +1 800-342-5236 ® or visit www.thomaswhite.com

FOR IMMEDIATE RELEASE:

Thomas White International Fund (“TWWDX”) Announces Dividend

From:  Thomas White International, Ltd.
Telephone:  U.S. +1 800-342-5236

Chicago, Illinois, October 27, 2010. The Thomas White International Fund (NYSE: TWWDX) today announced its annual dividend from net investment income of $0.1958 per share, payable on October 27, 2010 to shareholders of record on October 26, 2010 (Ex-Dividend Date: October 27, 2010).

About Thomas White International

Founded in 1992 by former Morgan Stanley Asset Management Managing Director, Thomas S. White, Jr., Thomas White International is a research –driven investment firm that seeks superior performance by searching for undervalued stocks in some fifty markets around the world. Thomas White analysts in the U.S. and Asia monitor over 5000 global equities. The company’s investment style has been heavily influenced by Sir John Templeton, who began a close working relationship with Mr. White in 1976.

For more information, please call U.S. +1 800-342-5236 ® or visit www.thomaswhite.com

Thomas White American Opportunities Fund ("TWAOX") Announces Dividend

From:  Thomas White International, Ltd.

Telephone:  U.S. +1 800-811-0535

Chicago, Illinois, October 29, 2008. Thomas White American Opportunities Fund (NYSE: TWAOX) today announced that it has declared an income dividend of $0.0558 per share payable on October 29, 2008 to shareholders of record on October 28, 2008.

The Fund did not have a capital gains distribution this year.

The Thomas White American Opportunities Fund primarily invests in equity securities of mid-sized U.S. companies. Most of the stocks held by the Fund are selected from the 800 companies in the Russell Midcap index. The portfolio will emphasize mid-cap stocks whose market capitalizations range between $2 and $15 billion. The Advisor currently researches over 2,300 issuers monthly and may purchase any of these stocks for the American Opportunities Fund. The Fund may also invest in equity securities of smaller and larger U.S. companies.

The Thomas White American Opportunities Fund is managed by Thomas White International, Ltd, headquartered in Chicago, Illinois. The firm recently announced the launch of its newly designed website, (www.thomaswhite.com). The goal of the site is to provide investors with a source to expand their understanding of global investing, and the positive effects globalization is having on countries, industries and businesses around the world. Reports will chronicle observations from Thomas White research professionals in America and Asia who actively monitor business conditions and markets in fifty countries.

The firm’s founder and CEO, Thomas S. White Jr. commented, “We believe that once U.S. investors understand globalization, they will see the advantages of international equities in their portfolios. It only makes common sense that investors search the globe for the most attractive opportunities.”

The new site should be particularly helpful to long-term investors and the advisors who manage their investments. The objective is to provide the knowledge and resources prudent investors need to make sound decisions in this new global environment.

Investors can also find information on Thomas White International’s two no-load mutual funds. The Thomas White International Fund (TWWDX) primarily invests in equity securities of companies located in the world’s developed countries outside the United States, while the Thomas White American Opportunities Fund (TWAOX) mainly invests in equity securities of mid-cap U.S. companies. The Funds are managed by Thomas White International with offices in Chicago, Illinois and Bangalore, India.

About the Fund Advisor: Thomas White International

Founded in 1992 by former Morgan Stanley Asset Management Managing Director, Thomas S. White Jr., the firm is a research-driven investment manager that seeks superior performance by searching for undervalued stocks in some fifty markets around the world. Thomas White analysts in the U.S. and Asia monitor over 5000 global equities. The company’s investment style has been heavily influenced by Sir John Templeton, who began a close working relationship with Mr. White in 1976.

For more information, please call U.S. +1 800-811-0535 ® or visit www.thomaswhite.com

FOR IMMEDIATE RELEASE:

Thomas White International Fund ("TWWDX") Announces Dividend

From:  Thomas White International, Ltd.
Telephone:  U.S. +1 800-811-0535

Chicago, Illinois, October 29, 2008. Thomas White International Fund (NYSE: TWWDX) today announced that it has declared an income dividend of $0.2475 per share payable on October 29, 2008 to shareholders of record on October 28, 2008.

The International Fund did not have a capital gains distribution this year.

The Thomas White International Fund primarily invests in equity securities of companies located in the world’s developed countries outside the U.S. Under normal market conditions, the Fund will invest in companies located in at least 10 countries outside of the U.S., and will invest less than 10% of its assets in U.S. companies. These stocks trade in the developed markets of Europe and Asia, and to a lesser extent in the emerging markets of Eastern Europe, the Middle East, Africa, Latin America, the Far East and the Indian Sub-Continent. Generally, equity investments will represent a diversified portfolio of predominantly larger companies. There may also be a portion of the International Fund’s assets invested in companies from emerging market conditions.

Thomas White, the advisor to the Fund, fully recognizes the inherent risk in equity investing and attempts to moderate the volatility of its Funds by holding a large number of undervalued securities that are diversified across all major industries.

In the International Fund, Thomas White attempts to moderate currency and political risk by stressing undervalued stocks and having investments in most of the 49 countries covered by the company’s security analysts.

On April 9, 2008, The Thomas White International Fund was awarded the Lipper Fund Award for its 3 and 10-year record in the International Multi-Cap Value category. The top honors are awarded each year to funds which have excelled in delivering consistently strong risk-adjusted returns.

The Thomas White International Fund ranked #1 out of 89 funds in the International Multi-Cap Value category for the 3-year period ended December 31, 2007 and it ranked #1 out of 39 funds for the 10-year period ended December 31, 2007. The Lipper Fund Awards are presented annually by Lipper, a leading global mutual fund rating and research firm. The awards program highlights funds that have excelled in delivering consistently strong risk-adjusted performance, relative to peers. The awards are awarded to funds in 21 countries in Asia, Europe and the United States. Rankings do not take sales charges into account and are based on total return, net of expenses and includes reinvested dividends. Lipper scores for Consistent Return reflect funds’ historical risk-adjusted returns, measured in local currency, relative to peers. Funds registered for sale in a given country are selected and then scores for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios. These calculations span equity, mixed asset and bond funds. A fund must have had at least 36 months of performance history as of the end of the evaluation year.

As of September 30, 2008, the Thomas White International Fund ranked 27 out of 139 funds, 2 out of 85 funds, and 15 out of 48 funds in Lipper International Multi-Cap Value Funds category for the 1-, 5-, and 10-year periods respectively.

Past performance is no guarantee of future results. Investors should carefully consider the investment objectives, risks, charges and expenses of the Thomas White International Fund before investing. This and other important information is contained in the Fund’s prospectus, which can be obtained by calling the Thomas White Funds at (800) 811-0535 or by visiting the Fund’s website at www.thomaswhite.com. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. Read the prospectus carefully before investing.

About the Fund Advisor: Thomas White International

Founded in 1992 by former Morgan Stanley Asset Management Managing Director, Thomas S. White Jr., the firm is a research-driven investment manager that seeks superior performance by searching for undervalued stocks in some fifty markets around the world. Thomas White analysts in the U.S. and Asia monitor over 5000 global equities. The company’s investment style has been heavily influenced by Sir John Templeton, who began a close working relationship with Mr. White in 1976.

Investors can also find information on Thomas White International’s two no-load mutual funds on its newly designed global investing website, www.thomaswhite.com

The Thomas White International Fund (TWWDX) primarily invests in equity securities of companies located in the world’s developed countries outside the United States, while the Thomas White American Opportunities Fund (TWAOX) mainly invests in equity securities of mid-cap U.S. companies. The Funds are managed by Thomas White International with offices in Chicago, Illinois and Bangalore, India.

For more information, please call U.S. +1 800-811-0535 ® or visit www.thomaswhite.com.

Investing with us

FUND DISTRIBUTIONS

The Funds usually declare and pay dividends from net investment income annually, but may be more frequent to avoid excise tax. Distributions of net realized capital gains, if any, will be distributed at least annually.

Fund distributions for the year ended October 31, 2009 are provided below:

	Undistributed Ordinary Income	Undistributed Long-term Gains	Unrealized Appreciation	Capital Loss Carryforwards	Total Distributable Earnings
American Opportunities Fund	------	-------	$359,997	$(2,215,186)	$(1,855,189)
International Fund	$234,428	-------	$28,460,631	$(35,261,574)	$(6,566,515)

The tax character of distributions paid during the year ended October 31, 2009 were as follows:

	Ordinary Income	Short-term Capital Gains	Long-term Capital Gains	Total Distributions
American Opportunities Fund	$142,050	$67,485	-------	$209,535
International Fund	$4,727,686	-------	-------	$4,727,686

Per Share Distributions for the year ended October 31, 2009

	Ticker Symbol	Ordinary Income	Short-term Capital Gains	Long-term Capital Gains	Return of Capital	Total Distribution Per Share	Reinvest Price
2009 Distributions	Record date - October 27, 2009. Ex-date, Pay date and Reinvest Date - October 28, 2009.
American Opportunities Fund	TWAOX	0.0831	0.0000	0.0000	0.0395	0.1226	10.30
International Fund	TWWDX	0.1929	0.0000	0.0000	0.0000	0.1929	14.48

Prior-Period Per Share Distributions

Ticker Symbol	Ordinary Income	Short-term Capital Gains	Long-term Capital Gains)	Total Distribution Per Share	Reinvest Price

2008 Distributions	Record date - October 28, 2008. Ex-date, Pay date and Reinvest Date - October 29, 2008.
American Opportunities Fund	TWAOX	0.0305	0.0253	0.0000	0.0558	9.51
International Fund	TWWDX	0.2313	0.0162	0.0000	0.2475	11.18
2007 Distributions	Record date - October 26, 2007. Ex-date, Pay date and Reinvest Date - October 29, 2007.
American Opportunities Fund	TWAOX	0.1132	0.0000	1.2585	1.3717	15.32
International Fund	TWWDX	0.3324	0.2544	1.3982	1.9850	22.31
2006 Distributions	Record date - October 26, 2006. Ex-date, Pay date and Reinvest Date - October 27, 2006.
American Opportunities Fund	TWAOX	0.0655	0.0000	1.8990	1.9645	15.01
International Fund	TWWDX	0.1843	0.0000	1.0699	1.2542	18.06
2005 Distributions	Record date - October 27, 2005. Ex-date, Pay date and Reinvest Date - October 28, 2005.
American Opportunities Fund	TWAOX	0.0000	0.0000	1.5174	1.5174	14.56
International Fund	TWWDX	0.2200	0.0000	1.0300	1.2500	14.30
2004 Distributions	Record date - October 27, 2004. Ex-date - October 29, 2004, Pay date and Reinvest Date – November 01, 2004.
American Opportunities Fund	TWAOX	0.0240	0.0000	1.1016	1.1256	14.56
International Fund	TWWDX	0.1514	0.0000	0.0000	0.1514	12.33
2003 Distributions	Record date - October 23, 2003. Ex-date - October 24, 2003, Pay date and Reinvest Date – November 03, 2003.
American Opportunities Fund	TWAOX	0.0055	0.0000	0.0000	0.0055	13.78
International Fund	TWWDX	0.1301	0.0000	0.0000	0.1301	10.59

You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

The Thomas White International FundTicker: TWWDX

The Thomas White International Fund primarily invests in equity securities of companies located in the world’s developed countries outside of the U.S. There may also be a portion of the Fund’s assets invested in companies from emerging market countries.

Fund Manager Commentary

September 30, 2010

International equity prices resumed their upward trend during the third quarter of 2010, as the strong recovery towards the end of the period more than offset the decline in August. Investor sentiment fluctuated through the review period as concerns about slower global growth were counterbalanced by the sustained growth momentum in emerging economies and expectations of additional monetary policy stimulus in the developed world. In July, equity markets stabilized after the second quarter correction, as the results of stress tests imposed on European banks helped restore confidence in the region’s banking system. However, sentiment weakened in August as a series of subdued economic data reignited worries that the global economy may be slowing down more than expected. These fears were tempered in September on reassurances from major central banks about additional policy interventions to support the recovery.

The Thomas White International Fund returned +17.3% during the third quarter of 2010, outperforming the benchmark MSCI All-Country World ex US Index which returned +16.6%. For the trailing one-year period, the Fund returned +11.7% versus the benchmark’s +7.6%. The Fund continues to outperform the benchmark for the trailing three-, five-, and ten-year periods returning -7.2%, +5.7%, and +6.4%, respectively, compared to the benchmark’s -7.4%, +4.3%, and +4.3% during the same periods. Since its inception in 1994, the Thomas White International Fund has returned +271.1% on an absolute basis, or +8.4% annualized, versus +140.3%, or +5.5% annualized, for the benchmark.

As confirmed by the most recent forecasts from the International Monetary Fund, the growth outlook for some of the large developed economies has moderated in recent months. However, despite their weak labor markets, most economies have experienced modest gains in consumer demand. Europe has recovered faster than expected from the sovereign debt crisis and the growth outlook has improved. The troubled nations in the region, including Greece, have been successful in raising lower cost debt, after disciplined efforts aimed at fiscal cost reductions.

Emerging Asia marginally underperformed relative to the broader emerging market universe as well as developed markets, returning +15.8% for the quarter, compared to +18.0% and +16.5% for emerging and developed EAFE markets, respectively. Latin America (+21.0%) and European (+20.0%) emerging markets outperformed developed markets yet again during the review period. The large emerging economies are now expanding at nearly the same rate as they did before the global financial crisis. Despite the withdrawal of fiscal incentives and monetary policy tightening, economies such as China and Korea continue to see sustained growth in domestic consumption. Mergers and acquisition activity gained pace during the quarter, while new share and bond issues soared towards the end of the period, adding to the optimism. Reflecting their increased significance on the global stage, companies from emerging economies have accounted for the bulk of the mergers and acquisitions, as well as new capital issues this year.

Portfolio Review

As of the third quarter of 2010, the International Fund led the benchmark index in both short- and long-term returns. The Fund’s performance highlights our disciplined portfolio strategy, which has always emphasized undervalued stocks with higher balance sheet quality and superior earnings potential. While the early phase of the equity market recovery since the spring of 2009 was led by lower quality stocks, as the global economy stabilized, stocks of mature companies that have superior competitive strengths and lower leverage have attracted more attention.

During the third quarter of 2010, diversified mining companies such as Teck Resources Ltd. (+39.1%) and Rio Tinto Plc. (+34.7%), which had lost substantial value during the second quarter, outperformed as commodity prices recovered on an a improved demand outlook. Chinese automaker Dongfeng Motor Group Co. Ltd. (+73.6%) added the most value during the review period on the strength of robust auto sales in its domestic market. South East Asian auto retailer Jardine Cycle & Carriage Ltd. (+39.4%) advanced on the back of strong auto sales across most of Asia. Canadian convenience store operator Alimentation Couche-Tard, Inc. (+33.0%) and South African retailer Shoprite Holdings Limited (+31.5%) reflected the relatively better consumer spending outlook in their respective markets, while luxury consumer goods producer and retailer Christian Dior (+35.2%) gained on the improved sales outlook for the coming holiday season. Indonesian specialty tobacco products manufacturer PT Gudang Garam Tbk (+53.7%) also added considerable value during the quarter.

Some of the Japanese stocks in the Fund portfolio underperformed, as the outlook for Japan’s economy remains one of the weakest among developed nations. While holdings such as electrical equipment manufacturer Fuji Electric Holdings Co., Ltd. (-10.5%) and consumer electronics retailer Yamada Denki (-5.9%) lost value, pharmaceuticals company Eisai Co. (+0.5%) and banking and financial services provider Sumitomo Mitsui Financial Group (+1.4%) yielded less than the portfolio mean. German bank Deutsche Bank AG (-4.0%) underperformed after it filed for an equity rights offering worth €10.2 billion in a bid to bolster its capital base. Select other banking and financial services holdings such as Mexican commercial bank Grupo Financiero Banorte S.A.B. de C.V. (-2.3%) and Singapore-based United Overseas Bank (-0.6%) underperformed as well, as the sector was relatively subdued during the quarter. Canadian natural gas producer EnCana Corporation (-0.2%) also yielded negative returns during the review period.

International Outlook

Given that governments in most developed countries are fiscally constrained to support the recovery with stimulus packages, central banks have been reiterating their willingness to resume quantitative easing measures. The latest addition to this list is the Bank of Japan, which recently cut its policy interest rates to near zero and announced that it was considering a direct purchase of government bonds. These measures will likely have the benign effect of keeping domestic interest rates depressed and the respective currencies depreciated against other currencies. Therefore, further monetary policy accommodation will likely boost demand for consumer durables and housing, as well as benefit exporters who will become more price competitive in the international markets. However, costlier imported inputs because of weak domestic currencies and higher commodity prices could restrict the gains. In our opinion, higher commodity prices do not bode well for producers of finished goods either, as they are not in a position to raise the product prices when demand growth in major developed economies is restrained.

Despite the increased risks to the global economic outlook, trade volumes have continued to expand so far this year. Part of the growth in global trade is driven by increased import shipments to the large developing nations. Even in China, where the economic model remains oriented towards exports, import volumes have been increasing steadily, suggesting that domestic consumption is rising. However, alarmed by the steady appreciation of their currencies, which erodes export competitiveness, governments and central banks of select countries have aggressively intervened in the currency markets to restrict further gains. If such interventions escalate to competitive currency devaluations by the major economies, either directly or indirectly through loose monetary policy, we believe the global trade outlook could become more uncertain.

We at Thomas White remain confident that equities will deliver superior long term returns relative to other asset classes. We thank you for placing your trust in our investment philosophy and your continued commitment to the Thomas White International Fund.

Archives

You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

THOMAS S. WHITE, JR.
The Funds’ President
and Portfolio Manager

Thomas White is the Chairman and President of Thomas White International, Ltd. which he founded in 1992. As Chief Investment Officer, he heads the firm’s Investment Team, which is comprised of four senior analysts who confirm all portfolio decisions.

Mr. White has over 40 years of investment experience, commencing in 1966 when he began his career at Goldman Sachs after graduating from Duke University. He was an officer of Lehman Brothers and Blyth Eastman Dillon. As Managing Director of Morgan Stanley, Mr. White was the CIO for the institutional value style portfolios and funds at Morgan Stanley Asset Management for 14 years.

Mr. White, as head of the firm’s Global Investment Team, is responsible for the management of the firm’s domestic, international and global portfolios. The Investment Team is supported by the firm’s security analysts in the United States and Asia who produce investment research covering over 4,000 companies in 48 countries around the world.

You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

The Thomas White International FundTicker: TWWDX

Growth of a $10,000 Investment since Inception

The above chart presents performance in terms of an initial $10,000 investment in the Fund, assuming all dividends reinvested, and various benchmarks as of October 31, 2010. The cumulative return since inception was 271.05% for the Fund and, 140.30% for the MSCI All Country World ex US Index. The one-year return for the Fund was 11.66%. The Fund’s average annual total return since inception was 8.40%.

Performance data quoted represents past performance and is no guarantee of future results. Assumes reinvestment of all distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be higher or lower than the original cost. Current performance may be higher or lower due to market volatility.

MSCI All Country World is a compilation of the market indices for 49 developed and emerging market countries. The MSCI All Country World ex US represents the same countries as the All Country Index except it does not include the US. All indices are unmanaged and returns assume the reinvestment of dividends. The International Fund also assumes the reinvestment of dividends and capital gains distributions. Investors cannot invest directly in the indices, although they can invest in their underlying securities.

The International Fund primarily invests in common stocks of companies domiciled outside the United States. These stocks trade in the developed markets of Europe and Asia, and to a lesser extent in the emerging markets of Eastern Europe, the Middle East, Africa, Latin America, the Far East and the Indian Sub-Continent.

		Fund Price: CUSIP: Benchmark:	$16.64 (November 17, 2010) 543917108 MSCI All Country Ex-US Index

Inception Date:	06/28/1994
Portfolio Manager:	Thomas S. White, Jr.	Minimum Initial Investment:	Non-Retirement Plan $2500 Retirement Plan $1000
Fund Assets:	$473.25 million (as of September 30, 2010)	Sales charge:	None. A no load fund

		Redemption Fee:	0 - 60 days: 2.00% More than 60 days: 0.00%
		Fees and Expenses:	Gross Annual Operating Expenses: 1.46% Net Annual Operating Expenses: 1.40%

Performance

Average Annual Returns as of September 30, 2010
Net Operating Expenses
	YTD	1 Yr	3 Yrs	5 Yrs	10 Yrs	15 Yrs	Since Inception	Gross Operating Expenses	Net Operating Expenses
International Fund	6.06%	11.66%	-7.17%	5.71%	6.42%	8.08%	8.40%	1.46%	1.40%
MSCI AC World Ex US Index	3.69%	7.56%	-7.42%	4.26%	4.33%	5.64%	5.54%	-----	----

Fund Rankings

Morningstar® RatingsTM as of September 30, 2010

Morningstar® Category: Mid-Cap Blend

Morningstar® Category: Mid-Cap Blend

Overall	3-year	5-year	10-year
out of 287 funds	out of 287 funds	out of 218 funds	out of 125 funds

The Overall Morningstar Rating for Thomas White International Fund is derived from a weighted average of the performance figures associated with its three-, five- and ten-year (if applicable) Morningstar Rating metrics. Ratings are relative to a peer group and do not necessarily mean that the fund had high total returns. Past performance is no guarantee of future results.

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund’s monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.)

Thomas White International Fund was rated against the following numbers of U.S.-domiciled Foreign Large Value funds over the following time periods: 287 funds in the last three years, 218 funds in the last five years, and 125 funds in the last 10 years. With respect to these Foreign Large Value funds, Thomas White International Fund received a Morningstar Rating of four stars, five stars and three stars for the three-, five- and ten-year periods, respectively.

Copyright 2010, Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Lipper® Rankings as of September 30, 2010

Lipper® Category: Mid-Cap Core

1-year	5-year	10-year
5 out of 125 funds	6 out of 71 funds	3 out of 40 funds

Lipper Rankings represent the funds’ ranking within its Lipper asset class peer group and are based on total return performance and do not reflect the effect of sales charges. Lipper fund data for all time periods shown as of September 30, 2010. Although a fund may outperform peers when compared to Lipper peer groups, the returns for that time period may still be negative. Rankings shown include management fees and are provided by Lipper Inc., a leading independent performance analysis service. This information is provided for educational purposes only and should not be considered investment advice. Lipper ratings are not intended to predict future results, and Lipper does not guarantee the accuracy of this information. Past performance is no guarantee of future results.

Copyright 2010, Reuters, All Rights Reserved.

Reports and Publications

Summary Prospectus(3/10)	Prospectus	Statement of Additional Information(3/10)	Application

Semi-Annual Report (4/10)	Annual Report(10/09)

You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

Portfolio Review

September 30, 2010

Top Ten Holdings

Security	Country	Sector
Dongfeng Motor Group Co	China	Consumer Durables
Standard Chartered plc	U.K.	Banking
Banco Santander SA	Spain	Banking
BNP Paribas SA	France	Banking
Samsung Electronics Co Ltd	Korea	Technology
Novartis AG	Switzerland	Healthcare
Jardine Strategic Hldgs Ltd	Hong Kong	Financial Diversified
Jardine Cycle & Carriage Ltd	Singapore	Consumer Retail
America Movil Sab de CV	Mexico	Communications
Pohjola Bank Plc	Finland	Banking

All data as on September 30, 2010

You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

Letter to Shareholders

One Financial Place
440 South LaSalle Street, Suite 3900
Chicago, Illinois 60605-1028

Dear Shareholders and Friends,

We are delighted to welcome our many new shareholders. You join a growing number of individuals who have entrusted us to manage a portion of their savings. Our response to your confidence has been to expand the number of our research analysts. These professionals assist us in better understanding the economies of various countries across the globe, and who help us discover the investment opportunities that drive our performance. We are equally committed to continually improving our level of service and communications to you and your advisor.

Knowing Your Advisor

Every organization has a unique character. Perhaps what differentiates us is the genuine enthusiasm of our research professionals. They view themselves as being at the epicenter of a powerful and exciting period of transition and growth worldwide. They see a growing global convergence of business and capital markets and increased cooperation among nations to solve problems and avoid the conflicts that gripped the 20th century. They feel that ongoing globalization, despite the many bumps in the road that will occur over the coming decades, will lead to sharp improvements in the standard of living for all of humanity.

Our collective goal is to capture the associated investment benefits of globalization for our shareholders. We recognize that to accomplish this it is important that our clients stay well informed on the progress of globalization as it transforms the 45 countries covered by our analysts. The Thomas White-Global Investing website, www.thomaswhite.com, now draws throngs of visitors from around the world, demonstrating to us the rapidly growing appetite for global investing.

The World Economy

We continue to expect that the world economy will grow over 4% in 2010, a sharp improvement compared to the 0.6% contraction in 2009. The emerging market economies, and particularly those in Asia, continue to be the engines that are driving global growth.

In the developed markets, our analysts see slower growth in Europe, North America and Japan. We feel that these recoveries, most of which began during last year’s second quarter, will continue in the second half of 2010 and later in 2011, but at a low single digit paces. We also believe that the U.S. economy will outperform Europe and Japan, but not by much.

Many emerging market economies are experiencing accelerated high single digit growth. China has again expanded in double digits, but has moderated loan growth to reduce housing speculation. India’s policies are being adjusted in an attempt to temper food inflation. Many countries have strong capital inflows but recognize this infusion of capital is not a dependable way to finance growth.

Emerging Market Countries

Why we have started an Emerging Markets Fund

We have long believed that if an investor understands as we do that globalization is a positive force that encourages moderation and provides many new opportunities for growth, then they will also see the advantages of adding international equities to their portfolios. Multinational corporations have been using this global strategy for years; why shouldn’t investors do the same? Since our founding in 1992, emerging market countries have grown from a mere 3% of the MSCI All Country World Index to approximately 21% today. But, given they have just started to develop their equity markets, we believe that this weight is deceptively low. In fact, 2010 IMF data confirms emerging market countries represent 47.1% of the total world economy, and the IMF projects this will grow to 51.9% by 2015.

What Caused Emerging Markets to Catch Up with Developed Markets So Quickly?

Perhaps the better question is what held back the emerging markets, representing 87.9% of world’s population, from progressing at the same rate as the others? Russia, China and India all had sophisticated cultures and global competitive societies in the past, but development had been delayed by politically-driven, failed economic models. When they ushered in market-driven economies in the 1990s, growth began to accelerate immediately. Add global CNN news via satellite and later the Internet and voila! - the world was competing on a more equal footing.

Companies quickly became multinational, selling worldwide and moving their manufacturing operations to countries where labor was cheapest, most often in emerging economies. At first, this was a positive for the consumer in developed markets, as products became progressively cheaper. Eventually job losses rose in developed countries, but their governments came to the rescue by extending unemployment payments and promoting domestic growth by subsidizing low cost home mortgages …all done with borrowed money from the emerging market countries where workers had the discipline to save large portions of their salaries.

Please excuse this simplification of the story, but the message should be clear. By 2008, the emerging markets’ “export and lend model” and the developed markets’ “consume and borrow model” had gone from benefiting participants to damaging them. The emerging market countries are now concentrating on expanding domestic consumption to replace lost export revenues. In this area, China, India, Indonesia, Brazil and other countries with huge populations have clear advantages.

Developed Countries

AAA Financial Behavior is the Only Thing Trusted in Today’s World

Financial managers in what the IMF labels advanced economies are no longer extolling the advantages of financial leverage. Today, being successful as a financial manager requires a much different approach. Before 2008, many companies and governments naively believed they could generate sustainable growth by increasing their level of debt. Those same entities are now in trouble. They had been lured into a trap, baited by their zeal to succeed, and unwilling to recognize the history of such behavior. Actions were often taken by political and corporate executives whose terms would be over before the “piper had to be paid.”

Today investors recognize that many government and business leaders that had been viewed as successfully climbing mountains were in fact digging deeper and deeper holes. The leader now most admired is cut from a different cloth. He or she is also an expert at climbing, but this time the challenge is to climb out of the hole their predecessor left behind. While both leaders of yesterday and today had to build supportive constituencies, the former had a far easier sell. They sold having a party, while their successor now has to sell the virtue of facing reality and the sacrifice necessary to right the financial ship.

Today’s “born again” lenders and investors like us demand that chief financial officers commit themselves to spending within their means. Perhaps even more important, they must have the backing of their constituents, be they electorate, stakeholders or shareholders. Why? They need the authority to make painful spending cuts when necessary. If done early, adjustments are seen as discipline.

At this stage in the recovery, the next group of financial leaders who are going to be forced (by bond investors) to face financial reality are the elected officials of those government entities, like California and Illinois, that cannot issue their own currency. Cynics would suggest they are resisting because they face losing their coming elections. But then again, who among us has the courage to cut the support of homeless children or to lay off 20% of a school system’s teachers when they already have 35 students per class? It is understandable that these leaders will wait until they are forced to act. As Greece is learning, just like death and taxes, the market makes the rules. Facing reality will slow both local and global growth and raise unemployment, but delaying the inevitable only lengthens the recovery period.

What about the government entities that can print their own money? Here fiscal austerity means slower growth and higher unemployment, while printing money eventually brings high inflation. But what investor would buy a country’s sovereign debt with a future threat of high inflation? Transparent AAA financial behavior is the only thing trusted in today’s world; without clear fiscal discipline investors are even becoming skeptical of America’s AAA credit rating.

The Good News

The good news is that equity investors are forward-looking. Using history as a guide, markets bottom during a crisis and recover afterwards. The market recovery since the financial crisis of 2008 is typical of the past. The tide went out in 2008, and the market was shocked to find that so many past heroes were naked. We have been in the repair phase ever since - first the banks and the debt laden home owners, then non-financial businesses like GM , now the small countries, and next the states and municipalities. Investors have typically recognized that this therapeutic stage is the necessary precursor to a healthy sustainable recovery.

Given the extremes that were reached in the past era of undisciplined lending, it is prudent to expect additional “after shocks” similar to the recent Greek sovereign debt crisis in Europe. We expect coming credit scares will involve the excessive debt and deep fiscal deficits in California, Illinois, New York, New Jersey, Arizona and many others states. These credit-related speed bumps will no doubt upset the market, but we feel this will be temporary, as tough decisions are inevitable and putting them behind us is a necessary step toward building a sustainable economic recovery. We understand that the act of deleveraging after periods of widespread consumer, business and government excesses will slow growth. Nevertheless, our professionals are far more comfortable when problems are widely recognized and “Mr. Market” forces even the most intransigent to set their financial houses in order.

The Dollar has been Strong

Last December, we suggested the dollar may outperform the Euro, Sterling and Yen due the relatively stronger recovery we felt America would enjoy. While longer term, we feel the dollar is vulnerable due to its poor financial discipline, temporary conditions suggest its continued mild outperformance against developed market countries. America’s current account improvements were helped by falling commodity prices and interest rates, but these conditions seem to have ended.

Our Portfolio Strategy

We strongly believe investors will be well served owning equity portfolios of sound companies that are broadly diversified across the world’s regions and industries. While equities are the most volatile asset class, history shows they have produced superior, inflation-adjusted returns over the long term. Well-run companies with prudent balance sheets have demonstrated the ability to survive a wide range of economic and business storms and come back more valuable than before. By being able to handling these challenging times better than their weaker competitors, these companies should be able to use their advantages in scale, lower costs and greater access to capital to increase market share in their industries and acquire valuable companies or divisions at fire sale prices. Like us, company managers with long-term horizons recognize that difficult environments can offer exceptional buying opportunities.

Your Portfolio Manager, and Many Members of Our Research Team, Are Fellow Fund Shareholders.

As do many in our firm, I have 100% of my stock market exposure in the Thomas White Funds, including the newly launched Thomas White Emerging Markets Fund. During this period of rapid change in the world’s markets, I urge you stay abreast of the important events occurring in the forty-five countries covered by our analysts. Their observations are available at www.thomaswhite.com. You may subscribe on the site to get this content sent to you by email.

Sincerely yours,

Thomas S. White, Jr.

President

FORWARD LOOKING STATEMENTS

Certain statements made above may be forward looking. Actual future results or occurrences may differ significantly from those anticipated in any forward looking statements due to numerous factors. Thomas White International, Ltd. and the Thomas White Funds undertake no responsibility to update publicly or revise any forward looking statements.

You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

Investing with Us

We invite you to join the growing number of new shareholders in the Thomas White Funds. We are committed to continually improving our level of service and communications to you and your financial advisor.

The Thomas White Funds are available through the following options:

Open an Account by Mail:

Complete and sign the application.
Make your check(s) payable to the Fund(s) in which you wish to invest. Mail to the address on the application, or for overnight delivery:

Thomas White Funds Family
Thomas White Funds
615 East Michigan Street,
3rd Floor,
Milwaukee, WI 53202.

Open an Account through the following fund supermarkets as designated:

Fidelity	Charles Schwab	TD Ameritrade	E*Trade
Thomas White International Fund Thomas White Emerging Markets Fund Thomas White American Opportunities Fund	Thomas White International Fund	Thomas White International Fund Thomas White American Opportunities Fund	Thomas White International Fund Thomas White American Opportunities Fund

Open an Account by Phone:

You may open an account by telephone by calling our transfer agent, US Bancorp at 1-800-811-0535.

You may only open a new account by phone if you wire your investment to our transfer agent. Please see the following wire transfer instructions.

To add to an account:

Purchase shares by telephone via electronic funds transfer from your bank account, by completing the section of the account application for this option. To place your order, call 1-800-811-0535 on any day before the close of trading on the New York Stock Exchange. Your shares will be purchased on the day your order is placed.

You must make your telephone purchases by 4:00 p.m. Eastern time.

Open an Account By Wire

To open an account by wire, a completed account application is required before your wire can be accepted. You can mail or overnight deliver your account application to the transfer agent. Upon receipt of your completed application, an account will be established for you. The account number assigned will be required as part of the instruction that should be given to your bank to send the wire. Your bank must include the name of the Fund you are purchasing, the account number and your name so that monies can be correctly applied.

To add to an account:

Wire to:

U.S. Bank, N.A,
777 E. Wisconsin Ave.
Milwaukee, WI 53202
ABA Number 0750-00022
U.S. Bancorp Fund Services
A/C 112 952 137

For further credit to:

(Fund name)

(Investment account number)

(Name or account registration)

Please contact the Transfer Agent at 1-800-811-0535 to notify them of the incoming wire to ensure proper credit to your account.

Open an Account with an Automatic Investment Plan

You may open a new account with a $1,000 minimum initial investment if you sign up for the Automatic Investment Plan. Fill out the Automatic Investment Plan section on the application for monthly or quarterly transfers from your bank account.

To add to an account:

If you would like to add this service to your account, or if you already have this service, you can easily change the frequency or amount of your automatic investments over the phone by calling 1-800-811-0535.

Minimum Investments

	Initial	Additional
Regular Account	$2,500	$100
Automatic Invest	$1,000	$100
Traditional IRA	$1,000	$100
Roth IRA	$1,000	$100
Covered IRA	$1,000	$100

You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

The Funds

Overview

TWWDX	TWEMX	TWAOX
Thomas White International Fund	Thomas White Emerging Markets Fund	Thomas White American Opportunities Fund
For details click here	For details click here	For details click here
Strategy: The International Fund primarily invests in equity securities of companies located in the world’s developed countries outside the U.S. Under normal market conditions, the Fund will invest in companies located in at least 10 countries outside of the U.S., and will invest less than 10% of its assets in U.S. companies. Generally, equity investments will represent a diversified portfolio of predominantly larger companies. There may also be a portion of the International Fund’s assets invested in companies from emerging market conditions.

Strategy: The Emerging Markets Fund invests at least 80% of its net assets in securities of companies located in or whose businesses are closely associated with the world’s emerging markets countries. The Fund may invest up to 20% of its net assets in securities of companies in other less developed countries, sometimes known as “frontier market” countries, as well as developed market countries, including the U.S.

Strategy: The American Opportunities Fund primarily invests in equity securities of mid-sized U.S. companies. Most of the stocks held by the Fund are selected from the 800 companies in the Russell Midcap index. The Advisor currently researches over 2,300 issuers monthly and may purchase any of these stocks for the American Opportunities Fund. The Fund may also invest in equity securities of smaller and larger U.S. companies.

You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

In the News / Press Releases

Releases, Announcements, and Media Coverage

October 27, 2010

Thomas White International Fund Announces Dividend

Thomas White Emerging Markets Fund Announces Dividend

Thomas White American Opportunities Fund Announces Dividend

Investing During Earnings Season (Video)

Fox Business News, July 19, 2010

Of Mutual Interest (Video and Transcript)

PBS Nightly Business Report, July 06, 2010

June 28, 2010

Thomas White Funds Announces Launch of the Thomas White Emerging Markets Fund

Learn more about Emerging Markets Fund (TWEMX)

The top picks from 25 great investors [PDF]

FORTUNE Magazine, June 14, 2010

International Investments for Bargain-Hunters [PDF]

Morningstar, May 12, 2010

Forgoing famous funds for hidden gems

Investment News, February 01, 2010

October 28, 2009

Thomas White International Fund Announces Dividend

Thomas White American Opportunities Fund Announces Dividend

April 03, 2009

Thomas White Wins BNY Jaywalk IRP Award

October 29, 2008

Thomas White International Fund Announces Dividend

Thomas White American Opportunities Fund Announces Dividend

September 08, 2008

Thomas White International, Ltd Launches New Concept Website

May 05, 2008

Thomas White International, Ltd. Wins Two 2008 Lipper Fund Awards

April 26, 2004

Best Independent Research LLC to Receive Outside Funding

January 6, 2004

Global Insight Agrees to Invest in Best Independent Research

Kiplinger’s, 12/17/07
"An Under-The-Radar Overseas Fund"

Investors Business Daily, 6/29/07
"ProShares Leads Pack among Mid-Cap ETFs"

Investors Business Daily, 4/10/07
"BIR ETF - Claymore floats Fund of Top Research Picks"

The New York Times 7/27/05
"An Analyst Receives a Time Out From Altera"

Integrity Research Associates 7/11/2005
"IRPs trounce the IBs - Again"

Integrity Research Associates 6/9/05
"The Direction of the Research Industry"

Integrity Research Associates 6/1/05
"Independent Research Opportunity"

Wall Street Journal, 6/7/05
"How the Research Firms Stack Up"

Integrity Research Associates 6/1/05
"Independent Research Opportunity"

BuySide, 1/04
"Settlement Makes Way for Individual Investors to Access Independent Research"

CFA Magazine, 9/2003
"Global Settlement Aims to Create a More Equitable Marketplace"

The New York Times, 7/27/03
"Stock Research: The New Growth Industry"

Washington Post, 5/08/03
"Independent Firms See Payoff"

Associated Press, 5/1/2003
"Wall Street Pact Allocates Millions For Independent Research; Will It Help?"

Wall Street Journal, 4/30/03
"Some Independent Firms Aim To Divide Spoils of Settlement"

Wall Street Journal, 3/26/03
"Analyzing the Analysts"

CFA Magazine, March 2003
"Now is the right time for Research"

Institutional Investor, 2/20/03
"Tom White makes a play for Research Independence"

Wall Street Journal, 1/21/03
"Group Aims To Offer One-Stop Shop For Comparing Research"

TheStreet.com, 1/15/03
"Buy, Sell and Hold Ratings Still Confuse"

CBS Market Watch, 1/7/2003
                "Independent Research Opportunity"

Chicago Tribune, 1/5/2003
                "Big benefit for small investors?"

International Herald Tribune, 12/24/2002
"While some firms vie to sell reports to Wall Street, others balk"

The New York Times, 12/23/2002
"Can Settlement Actually Level Playing Field For Investors?"

Sydney Morning Herald, 12/23/02
"New start for man on the street"

Wall Street Journal, 12/18/02
"Independent Research Firms Agree to Form Consortium"

USA Today, 11/27/02
"Some firms with no investment-banking link sell stock research"

Washington Post, 4/14/02
"Tired of stock answers?"

Forbes Global, 12/27/99
"One Ratio Does Not Fit All"

Past performance is no guarantee of future results. Investors should carefully consider the investment objectives, risks, charges and expenses of the Thomas White International Fund before investing. This and other important information is contained in the Fund’s prospectus, which can be obtained by calling the Thomas White Funds at (800) 811-0535 or by visiting the Fund’s website at www.thomaswhite.com. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. Read the prospectus carefully before investing.

You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

Reports and Forms

Account Applications and Forms

Fund Application

IRA Application

IRA Transfer Application

IRA Custodial Contract

Tax Information

2009 Tax Guide

2009 Fund Dividend and Foreign Tax Credit Info

Most Recent Shareholder Report

Download 2010 Semi Annual Report

General Fund Information

Download Thomas White International Fund Summary Prospectus

Download Thomas White American Opportunities Fund Summary Prospectus

Download Thomas White Emerging Markets Fund Summary Prospectus

Download Prospectus for International Fund and American Opportunities Fund

Download Prospectus for Emerging Markets Fund

Download Statement of Additional Information for International Fund and American Opportunities Fund

Download Statement of Additional Information for Emerging Markets Fund

Download 2010 Semi Annual Report

Download 2009 Semi Annual Report

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You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

Semi Annual Report

Download 2008 Semi Annual Report

Download 2007 Semi Annual Report

Download 2006 Semi Annual Report

Download 2005 Semi Annual Report

Download 2004 Semi Annual Report

Download 2003 Semi Annual Report

Download 2002 Semi Annual Report

You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

Shareholder Services

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You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010

Terms and Conditions

Please read carefully the following Terms and Conditions of Use (“Terms”) before using this website. By using this website, you agree to follow and be bound by the Terms. Thomas White International, Ltd. (“TWI” or “we” or “us) may periodically modify these Terms and any such modifications will be effective immediately upon posting. We suggest that you check these Terms periodically for changes. You acknowledge that by accessing our website after we have posted changes to these Terms, you are agreeing to these Terms as modified.

If you do not agree to these terms, do not use this site.

Information Relating to the Thomas White Funds

Certain information provided on this website is intended only for persons eligible to purchase shares of the Thomas White Funds (the “Funds”). Nothing on this website shall be considered a solicitation to buy or an offer to sell the Funds to any person in any jurisdiction where such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.

Investors should carefully consider the investment objectives, risks, charges and expenses of the Funds before investing. Copies of the Funds’ Prospectus may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Please read the Prospectus carefully before you invest or send money as it explains the risks associated with investing in the Funds, including the additional risks of international investing, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation.

No Offer

The information contained on the website is not an offer to sell or solicitation or offer to buy any security or the Funds.

No Investment Recommendation or Professional Advice

The information provided on this website is for informational purposes only. This website is not intended to provide tax, legal, insurance or other investment advice. Unless otherwise specified, you are solely responsible for determining whether any investment, security or other product or service is appropriate for you based on your personal investment objectives and financial situation. You should consult an attorney or tax professional regarding your specific legal or tax situation. The information does not, in any way, constitute investment advice and should not be considered a recommendation to buy or sell any security discussed herein. It should not be assumed that any investment will be profitable or will equal the performance of any security mentioned herein. We may, from time to time, have a position or interest in, or may buy, sell or otherwise transact in, or with respect to, a particular security, issuer or market on our own behalf or on behalf of a client account, including the Funds.

In exchange for using this website, you agree to indemnify and hold harmless TWI, the Funds, their officers, directors, employees, affiliates, agents, licensors and suppliers against any and all claims, losses, liability, costs and expenses (including but not limited to attorneys’ fees) arising from your use of this website, from your violation of these Terms or from any decisions that you make based on such information.

Limitation of Liability

We will not be liable to you or anyone else for any special or consequential damages that may result from the use of, or the inability to use, the materials on this website, even if we have been advised of the possibility of such damages or losses.

We will not be liable to you or anyone else for any loss resulting from a cause over which we do not have direct control. This includes failure of any electronic or mechanical equipment, error, omission, interruption, deletion, defect, delay in operation or transmission, computer virus, communications line failure (including telephone, cable and internet), unauthorized access, severe or extraordinary weather (including flood and other acts of God) labor problems, accident, emergency or action of government.

If you live in a jurisdiction that does not allow the limitation or exclusion of liability or incidental or consequential damages, or if you access the website solely through an arrangement with your employer or plan sponsor, some or all of these limitations and exclusions may not apply to you.

Copyright Policy

The content of this website, including text and graphics, software code, video, and user interface designs or logos, is protected by applicable copyright laws. Such content is solely for your personal, non-commercial use. Accordingly, you may not copy, distribute, modify, post, frame or deep link this website, including any text, graphics, video, audio, software code, user interface design or logos. You may download material displayed on this website for your personal use provided you also retain all copyright and other proprietary notices contained on the materials. You may not distribute, modify, transmit, reuse, repost, or use the content of this website for public or commercial purposes, including all text, images, audio and video content, without prior written permission.

Linked Sites

Hyperlinks to other internet resources are provided for your convenience. We have selected these resources because we believe they may have some relevance and value and that you may find them informative, but their development and maintenance are not under our control. We are not responsible in any way for the content of these other resources, including their correctness, accuracy, timelessness, reliability or suitability. The inclusion of any link to a third-party website does not imply an endorsement by us of that website. Your access to and use of such linked websites is governed by the terms of use and privacy policies of those other sites, and your use shall be at your own risk. We disclaim responsibility for the privacy policies and customer information practices of any third-party internet websites hyperlinked from our website.

Privacy Policy

Commitment to Consumer Privacy: We are committed to handling consumer (as such term is defined in Regulation S-P) information responsibly. We recognize and respect the privacy expectations of our consumers, and we believe that the confidentiality and security of consumers’ personal financial information is one of our fundamental responsibilities.

Collection of Consumer Information: We collect, retain and use consumer information only where we reasonably believe it would be useful to the consumer and allowed by law. Consumer information collected by us generally comes from the following sources: (i) information we receive on applications or other forms; and (ii) information about consumers transactions with us, our affiliates, or others.

Disclosure of Consumer Information: We may disclose all of the consumer information we collect to affiliated financial institutions and to third parties who are not our affiliates: (i) to perform marketing services on our behalf or pursuant to a joint marketing agreement between us and another party; and (ii) as otherwise permitted by law. We do not disclose any consumer information about our former customers (as such term is defined in Regulation S-P) to anyone except as permitted by law.

Security of Consumer Information: We are committed to, and also require our service providers to: (i) maintain policies and procedures designed to assure only appropriate access to, and use of information about our customers; and (ii) maintain physical, electronic and procedural safeguards that comply with federal standards to guard non-public personal information of our customers.

Warranty Disclaimers

Use of this website is provided on an “as is” basis. The materials on this website are provided without warranties of any kind whether express or implied, including without limitation, any implied warranties of title, merchantability and fitness for a particular purpose. We do not warrant that this website or the functions contained at this website will be uninterrupted or error-free, that defects will be corrected, or that this website or the server that makes it available are free of viruses or other harmful components. We do not warrant or make any representations as to the use of or the result of the use of the website or material available on the website in terms of correctness, timeliness, reliability, or otherwise. To the extent any jurisdiction does not allow the exclusion of certain warranties, some of the above exclusions may not apply to you.

Forward Looking Statements

Certain statements contained on our website are statements of future expectations and other forward looking statements that are based on our current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements. We do not undertake any obligation to correct or update forward looking statements contained on our website.

Thomas White International, Ltd. Wins Two 2008 Lipper Fund Awards

“The recent globalization of capital markets has stimulated healthy growth in developed countries and sharp improvements in many of the emerging market economies, including China, India, Eastern Europe and Brazil. Significantly, the unprecedented adoption of free market-oriented policies by governments worldwide suggests the possibility of a secular expansion that could benefit all global citizens.”

Thomas S. White Jr., President

Top International Multi-Cap Value	Top International Multi-Cap Value
Fund for a 10-year period	Fund for a 3-year period

On April 9, 2008, The Thomas White International Fund was awarded the Lipper Fund Award for its 3 and 10-year record in the International Multi-Cap Value category. The top honors are awarded each year to funds which have excelled in delivering consistently strong risk-adjusted returns.

The Thomas White International Fund ranked #1 out of 89 funds in the International Multi-Cap Value category for the 3-year period ended December 31, 2007 and it ranked #1 out of 39 funds for the 10-year period ended December 31, 2007. The Lipper Fund Awards are presented annually by Lipper, a leading global mutual fund rating and research firm. The awards program highlights funds that have excelled in delivering consistently strong risk-adjusted performance, relative to peers. The awards are awarded to funds in 21 countries in Asia, Europe and the United States. Rankings do not take sales charges into account and are based on total return, net of expenses and includes reinvested dividends. Lipper scores for Consistent Return reflect funds’ historical risk-adjusted returns, measured in local currency, relative to peers. Funds registered for sale in a given country are selected and then scores for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios. These calculations span equity, mixed asset and bond funds. A fund must have had at least 36 months of performance history as of the end of the evaluation year.

As of September 30, 2008, the Thomas White International Fund ranked 27 out of 139 funds, 2 out of 85 funds, and 15 out of 48 funds in Lipper International Multi-Cap Value Funds category for the 1-, 5-, and 10-year periods respectively.

Past performance is no guarantee of future results. Investors should carefully consider the investment objectives, risks, charges and expenses of the Thomas White International Fund before investing. This and other important information is contained in the Fund’s prospectus, which can be obtained by calling the Thomas White Funds at (800) 811-0535 or by visiting the Fund’s website at www.thomaswhite.com. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. Read the prospectus carefully before investing.

The Advisor has contractually agreed to reimburse the International Fund to the extent that the Fund’s total operating expenses exceed 1.50% of the Fund’s average daily net assets through 10/31/2008.

LIPPER and the LIPPER Corporate Marks are proprietary trademarks of Lipper, a Reuters Company.

You should consider the investment objectives, risks, charges and expenses of the Thomas White Funds carefully before making an investment decision. Prospectus(es) with this and other information about the fund may be obtained by calling 1-800-811-0535 or by visiting www.thomaswhite.com. Read the prospectus carefully before you invest or send money as it explains the risks associated with investing in international markets. These include risks related to social and political instability, market illiquidity and currency volatility. © Thomas White International, Ltd 2010